

Mail Stop 4631

October 12, 2010

via U.S. mail and facsimile

Osvaldo Burgos Schirmer, CFO
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul – Brazil CEP 90220-005

>   **RE: Gerdau S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **Filed June 7, 2010**
>   **Form 6-K filed on August 5, 2010**
>   **File No. 1-14878**

Dear Mr. Schirmer:

We have reviewed your response letter dated September 23, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 48

A. Operating Results, page 48

1. We note your response to comment 42 in our letter dated August 25, 2010. While we understand your position that the disclosures in Note 28 provide the information required by paragraph 130 of IAS 36 with the exception of the comparative discount rate required by paragraph 130(g) of IAS 36, it remains unclear how your discussion and analysis within MD&A, including any cross references to other disclosures throughout the Form 20-F, provide investors with a complete understanding of the facts and circumstances that transpired during fiscal year 2009 that lead to material

impairment charges related to investments; property, plant and equipment; intangible assets; and goodwill being recognized during the second and third quarters of fiscal year 2009.

As such, it remains unclear to us how the information requested and agreed upon during the previous review of your periodic reports, as referenced in your response letters dated October 9, 2009 and November 20, 2009, was no longer applicable to your fiscal year 2009 Form 20-F. In this regard, please note that your Form 20-F should provide investors with a full and complete discussion and analysis for each of the periods presented that fully explains material transactions and events, which would include material impairment charges, without reference to furnished information provided in Forms 6-K.

As previously noted, there is a concern that investors did not fully understand all of the reasons for the recognition of the material impairment charges, including the facts and circumstances that transpired from your December 2008 impairment tests to the two interim impairment tests during your second and third quarters of fiscal year 2009 and finally with your December 2009 annual impairment tests. We continue to believe investors should be provided with quantified information for each of the material assumptions used to arrive at the fair values used in assessing impairment of your investments; property, plant, plant and equipment, intangible assets and goodwill for each of the these periods. In addition, you should provide investors with an understanding of the facts and circumstances that were considered in arriving at the estimates for each material assumption. As such, we continue to request that you provide investors with the following additional information:

- The specific assumptions/estimates that changed between your annual 2008 impairment tests and the interim tests performed in the second and third quarters of fiscal year 2009.
- Explain to investors the reasons for the material changes in assumptions/ estimates.
- Disclose the June 2009 assumption of how long you expect the negative operating results will continue, i.e., 1 year, 3 years, etc. This estimate appears to be particularly significant, as we note in your response that the primary reason for the difference in the assumptions was the timing of recovery in your cash flow analyses.
- Disclose whether the affected cash generating units are currently generating negative cash flows. If so, discuss how long you assumed in the June 2009 test it would continue.

We continue to request that you amend your fiscal year 2009 Form 20-F to provide investors with the above information that was previously requested during the review of your fiscal year 2008 Form 20-F. In this regard, we note that your fiscal year 2010 Form 20-F is not required to be filed on EDGAR until June 30, 2011. We believe this disclosure should be provided to investors on a timelier basis than June 30, 2011. Please refer to your responses to comments 12 and 13 in your letter dated October 9, 2009, and to comment 7 in your response letter dated November 20, 2009. Please refer to Sections 216, 501.02 and 501.12.b.3, and 501.14 of the Financial Reporting Codification, and in SAB Topic 5:P.4 for guidance.

Consolidated Statements of Cash Flows, page F-7

2. We note your response to comment 3 in our letter dated August 25, 2010. Please provide us with the amounts reflected in the consolidated statements of cash flows for restructuring charges that will be settled in cash. In this regard, adjustments to net income to arrive at cash provided by operating activities should be for non-cash expenses and income. As such, it remains unclear why you have adjusted net income for the entire restructuring charges, including those charges that will be settled in cash. Please refer to paragraph 18(b) of IAS 7 for guidance.

Note 2 – Summary of Significant Accounting Practices, page F-8

General

3. We note the disclosures you intend to include in future filings in response to comment 4 in our letter dated August 25, 2010. As previously requested, please also provide investors with your accounting policy for acquisitions in which control is obtained. Please note that your disclosure should include your accounting policies for each period presented. Please refer to IFRS 3 (2006) and IFRS 3 (2008) for guidance. Please provide us with the disclosures you intend to include in future filings.

2.6 – Other Intangible Assets, page F-10

4. We note the disclosures you intend to include in future filings in response to comment 11 in our letter dated August 25, 2010. Please clarify the disclosures you intend to include in future filings to specifically state the method used to amortize your supplier relationships and customer contracts and relationships. Please refer to paragraphs 97 and 98 of IAS 38 for guidance. Please provide us with the disclosures you intend to include in future filings.

2.10 – Current and Deferred Income and Social Contribution Taxes, page F-13

5. We note your response to comment 13 in our letter dated August 25, 2010. Specifically, you note that you use tax rates and laws that are enacted at the end of the reporting period. However, paragraphs 46 and 47 of IAS 12 state that current tax liabilities (assets) and deferred tax assets and liabilities should be measured based on tax rates and tax laws that have been enacted or "substantially enacted" by the end of the reporting period. Please confirm to us and clarify your disclosures in future filings that you are using enacted or "substantially enacted" tax rates and tax laws as of the end of the reporting period.

Note 26 – Segment Reporting, page F-74

6. We note your response to comment 41 in our letter dated August 25, 2010, and it remains unclear why you did not customize each of the individual ERP systems to generate net sales by product for purposes of managing your business (i.e., why is it not an important part of managing your business to monitor the amount of net sales for your main products, as listed at the bottom of page F-75). Please advise. Please also provide investors with an understanding as to why you do not believe net sales by product is useful information in managing your business, since this information is requested to be disclosed by paragraph 32 of IFRS 8.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief